[MassMutual letterhead appears here.]

December 15, 2015

Disclosure Review Office

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company
Massachusetts Mutual Variable Life Separate Account I
Strategic Group Variable Universal Life II
Pre-Effective Amendment No.2 on Form N-6
File Nos. 333-206438 and 811-08075

Commissioners:

Massachusetts Mutual Life Insurance Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-captioned filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;
●	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at: 413-744-6240 or at: gmurtagh@massmutual.com

Sincerely,

/s/ Gary F. Murtagh

Gary F. Murtagh

Vice President and Senior Counsel

Massachusetts Mutual Life Insurance Company